UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Cidade de Deus, Osasco, SP, December 13, 2004

To
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Dear Sirs:

Ref.: . Stock Splitting
.        Subscription of New Stocks
.        Banco Bradesco S.A. - AGE 12.9.2004

We communicate the approval, by the Central Bank of Brazil, on 12.10.2004, published at the Federal Official Gazette as of today (12.13.2004), of the stock splitting process of this Bank, by two hundred percent (200%), deliberated at the Special Stockholders’ Meeting, which was held on 12.9.2004, benefiting stockholders registered in the Company’s records on this date (12.13.2004).

Relatively to the R$ 700,000,000.00 capital increase deliberated in the referred Meeting, stockholders may exercise their preemptive rights in the proportion of 3.688612594% over the stock position also held on this date (12.13.2004), already considering the referred stock splitting.

Thus, as of tomorrow, 12.14.2004, the stocks shall be traded ex-split and ex-rights to the subscription of new stocks.

Dividends: New stocks resulting from the splitting shall be entitled to monthly and possibly complementary dividends and/or interest on own capital which shall be declared as of this date, as well as possible advantages which shall be attributed to the other stocks.

Sincerely yours,

Banco Bradesco S.A.
José Luiz Acar Pedro
Executive Vice President and
Investor Relations Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2004

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.